UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

ABSOLUTE LIFE SOLUTIONS, INC.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00400G100

(CUSIP Number)

July 25, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00400G100	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON Credit Strategies LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,896,169
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,896,169

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,896,169
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.52%*
12	TYPE OF REPORTING PERSON (See Instructions) OO

* Based on 88,625,690 shares of common stock of the Issuer issued and outstanding as reported on the Company’s Form 10-Q for the fiscal quarter ended May 31, 2012 filed on July 23, 2012.

Page 2 of 9 pages

SCHEDULE 13G

CUSIP No. 00400G100	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON Platinum Partners Value Arbitrage Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,069,500
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,069,500

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,069,500
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.34%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* Based on 88,625,690 shares of common stock of the Issuer issued and outstanding as reported on the Company’s Form 10-Q for the fiscal quarter ended May 31, 2012 filed on July 23, 2012.

Page 3 of 9 pages

SCHEDULE 13G

CUSIP No. 00400G100	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON Platinum Partners Liquid Opportunity Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 389,555
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 389,555

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 389,555
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.44%*
12	TYPE OF REPORTING PERSON (See Instructions) PN

* Based on 88,625,690 shares of common stock of the Issuer issued and outstanding as reported on the Company’s Form 10-Q for the fiscal quarter ended May 31, 2012 filed on July 23, 2012.

Page 4 of 9 pages

SCHEDULE 13G

CUSIP No. 00400G100	Page 5 of 9 Pages

1	NAME OF REPORTING PERSON Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,355,224
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,355,224

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,355,224
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.30%*
12	TYPE OF REPORTING PERSON (See Instructions) IN

* Based on 88,625,690 shares of common stock of the Issuer issued and outstanding as reported on the Company’s Form 10-Q for the fiscal quarter ended May 31, 2012 filed on July 23, 2012.

Page 5 of 9 pages

Item 1. (a) Name of Issuer and (b) Address of Issuer’s Principal Executive Offices

(a)	Absolute Life Solutions, Inc.

(b)	45 Broadway, 6th Floor

New York, New York 10006

Item 2. (a) Name of Persons Filing, (b) Address of Principal Business Office or Residence, (c) Citizenship, (d) Title of Class of Securities and (e) CUSIP Number

(a)	Credit Strategies LLC (“Credit Strategies”)

Platinum Partners Value Arbitrage Fund LP (“PPVA”)

Platinum Partners Liquid Opportunity Master Fund LP (“PPLO”)

Mark Nordlicht (“Nordlicht”)

The Shares reported in this Schedule 13G are held directly by Credit Strategies, PPVA and PPLO. Nordlicht has investment control of the Shares held by Credit Strategies, PPVA and PPLC. Each of Credit Strategies, PPVA and PPLO expressly disclaims beneficial ownership of Shares held by the others. Nordlicht expressly disclaims beneficial ownership of Shares held by Credit Strategies, PPVA and PPLO

(b)	152 West 57th Street

New York, New York 10019

(c)	Credit Strategies: Delaware

PPVA: Cayman Islands

PPLO: Cayman Islands

Nordlicht: United States

(d)	Common Stock, par value $0.00001 per share (the “Shares”)

(e)	00400G100

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4. Ownership.

(a)	Amount Beneficially Owned

Credit Strategies: 4,896,169

PPVA: 2,069,500

PPLO: 389,555

Nordlicht: 7,355,224

The number of Shares beneficially owned excludes 5,000,000, 12,500,000 and 2,500,000 and Shares issuable to Credit Strategies, PPVA and PPLO, respectively, upon exercise of options issued to Credit Strategies, PPVA and PPLO by CS Master Holdings LLC, an affiliate of Moshe Oratz, the Issuer’s former President and Chief Executive Officer and the brother of the Issuer’s current President and Chief Executive Officer. The options expire in April 2016. The Option Agreements provide that the holders of the options may not exercise the options to the extent that such exercise would result in the holder and its affiliates together beneficially owning more than 4.99% of the outstanding shares of common stock as determined under Section 13(d) of the Securities Exchange Act of 1934.

Page 6 of 9 pages

(b)	Percent of class:

Credit Strategies: 5.52%

PPVA: 2.34%

PPLO: 0.44%

Nordlicht: 8.30%

Based on 88,625,690 shares of common stock of the Issuer issued and outstanding as reported on the Company’s Form 10-Q for the fiscal quarter ended May 31, 2012 filed on July 23, 2012

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Credit Strategies: 0

PPVA: 0

PPLO: 0

Nordlicht: 0

(d)	Shared power to vote or to direct the vote:

Credit Strategies: 4,896,169

PPVA: 2,069,500

PPLO: 389,555

Nordlicht: 7,355,224

(e)	Sole power to dispose or to direct the disposition of:

Credit Strategies: 0

PPVA: 0

PPLO: 0

Nordlicht: 0

(f)	Shared power to dispose or to direct the disposition of:

Credit Strategies: 4,896,169

PPVA: 2,069,500

PPLO: 389,555

Nordlicht: 7,355,224

Item 5. Ownership of Five Percent or Less of a Class.

Not applicable.

Page 7 of 9 pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, Shares beneficially owned by the Reporting Person.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Member of the Group.

Not applicable.

Item 9. Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Page 8 of 9 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 24, 2012

CREDIT STRATEGIES LLC

By:	/s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

PLATINUM PARTNERS VALUE ARBITRAGE FUND LP

By:	/s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND LP

By:	/s/ OLIVER JIMENEZ
Name: Oliver Jimenez
Title: Chief Compliance Officer

/s/ MARK NORDLICHT
MARK NORDLICHT

Page 9 of 9 pages